Exhibit 99.1

Firefly Value Partners Sends Letter to Gulfport Energy Corporation Board of Directors

Disappointed that Company has Rebuffed Firefly’s Attempts at Constructive Private Engagement and Collaboration around Board Refreshment

Believes that Incumbent Board—Which has Overseen Massive Value Destruction and a String of Poor Decisions—Should Not be Trusted to Select New Directors Who Possess Sufficient Independence and Experience

Board Refresh Needs to Include Firefly Principal as Shareholder Representative

New York – (November 21, 2019) – Firefly Value Partners, LP, which manages funds that, together with affiliates, collectively beneficially own 9.9% of the outstanding common stock of Gulfport Energy Corporation (Nasdaq: GPOR), today issued a public letter to the Gulfport Board of Directors.

The full text of the letter is below.

Dear Members of the Board,

Firefly Value Partners, LP (“Firefly” or “we”) manages funds that, together with affiliates, collectively beneficially own 9.9% of the outstanding common stock of Gulfport Energy Corporation (“Gulfport” or the “Company”), making it the Company’s largest active stockholder.

We have had a meaningful investment in Gulfport since 2013. Over the past six years, two things have remained constant: Gulfport has had a first-rate asset in the Utica Shale, and Gulfport’s Board of Directors (the “Board”) has seemingly done its best to prevent the full value of this asset from accruing to shareholders.

In late 2018, after years of underperformance in the Company’s shares, Firefly initiated a private dialogue with the Board. Throughout that dialogue, we expressed our concerns about the Board’s history of poor governance and its approval of value-destructive capital allocation policies. To address these issues and promote alignment between stockholders and Company directors, we proposed an action plan, including the addition of meaningful shareholder representation in the boardroom. The Board refused, instead promising that the Company’s latest personnel changes would lead to improvements in governance and strategy.

Disappointed by the Board’s unwillingness to work constructively with shareholders, Firefly published a public letter on January 17th outlining proposals to improve the Company’s capital allocation. Later that day, the Board announced a capital plan that substantially adopted our suggestions.

Following that announcement, we chose to give the Company time to implement its plan without distraction in the hopes that the Board would finally display a true commitment to creating value for shareholders. In our March 6th public letter, we underscored the importance of Gulfport following through on its commitments with urgency.

Almost a year has passed since Firefly first engaged with the Board. Unfortunately, things have not improved. The Company has not even come close to fulfilling its commitments to urgently pursue non-core asset sales and return cash proceeds to shareholders. While the Company has issued presentations and press releases regarding its plans, these steps have been half-measures at best and do not show real progress or strategic direction from the Board.

The market has reacted negatively to this state of affairs, sending Gulfport’s shares down another 66% since our first public letter. Over six years, Gulfport’s shares have lost an incredible 95% of its value.1 Gulfport’s performance lags those of its peers and the overall market by a massive margin.

We strongly believe that a Board refresh is needed. In fact, we have expressed this view repeatedly to the Company, both in public and private discussions. In our most recent discussions, we specifically identified the need for three directors to be replaced and for a shareholder representative to be added to the Board. We proposed that the Company collaborate with us to identify three candidates who possess the right mix of skillsets and experience—and add a Firefly principal to the Board to ensure that the best interests of all shareholders are represented.

However, in the middle of our most recent private discussions, instead of engaging with us in good faith to add true shareholder representation and necessary skills to the Board, the Company rushed out a press release with vague commitments to Board refreshment. On November 18th, the Company announced the planned resignations of nearly half of the Board without naming their replacements or providing a timeline to do so. We view this half-baked proposal as yet another example of poor strategic planning and a deafness to the urgency of shareholder concerns. This defensive response does nothing to satisfy the need for shareholder perspective in the boardroom. Unsurprisingly, the market reacted poorly, sending the shares down another 12%.

We believe the Board’s actions send a crystal-clear message that the Board does not care about having shareholders’ perspectives in the boardroom or their input when it comes to finding highly qualified directors. Instead, the Board has chosen to act unilaterally while ignoring the attempted engagement of the Company’s largest active shareholder.

1As of market close on November 20, 2019.

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We are reluctant to resort to public and potentially antagonistic actions, but we must advocate for Gulfport’s shareholders. Unfortunately, the only time we see positive change at this Company is when shareholders stand up against the very Board that is charged with representing them. The incumbent Board has overseen numerous failures and massive underperformance. The directors responsible for this should not be trusted to select the right people to clean up the mess they have made.

That is why we are asking that the Board immediately fill one of the new director vacancies with a Firefly principal as a shareholder representative. This representative would work collaboratively with the remaining Board members to select the best candidates to fill the upcoming vacancies and complete the belated Board refresh, then help establish improved capital allocation and governance oversight at the Company. We find it astounding that a Board with Gulfport’s track record of value destruction continues to deny the need for large shareholder representation.

We believe in the value of the Company. Gulfport has great assets and great people. For the sake of all stakeholders, we implore you to do the right thing now. If our calls for collaborative engagement are once again ignored, we will be compelled to take action. Change is needed, and we will pursue any and all options available to us, including the nomination of director candidates for election to the Board at the 2020 Annual Meeting.

Sincerely,

Firefly Value Partners, LP

Investor Contact:

John Ferguson / Joe Mills

Saratoga Proxy Consulting LLC

212-257-1311

jferguson@saratogaproxy.com / jmills@saratogaproxy.com

Media Contact:
Dan Zacchei / Joe Germani

Sloane & Company

212-486-9500

dzacchei@sloanepr.com / jgermani@sloanepr.com

About Firefly Value Partners, LP

Founded in 2006, Firefly is an investment partnership focused on fundamental primary research and business analysis. Firefly invests with a long-term time horizon in a concentrated portfolio of deeply undervalued companies.

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